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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                           Dow Jones & Company, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class B Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   260561204
--------------------------------------------------------------------------------
                                (CUSIP Number)

               Frederic J. Marx, Esquire c/o Hemenway & Barnes,
              60 State Street, Boston, MA 02109 - (617) 227-7940
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               December 31, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 260561204                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      George H. Kidder
      S.S. No. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            246

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,710
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             246

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          7,710
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,956

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.04%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00 - co-trustee
      IN - 246 shares of 7,710 shares
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                 ------------



Item 1.   Security and Issuer.
-------   -------------------


          Class B Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007



Item 2.   Identity and Background.
-------   -----------------------


          a.   George H. Kidder, Esq.
          b.   c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109
          c.   Attorney and professional fiduciary at Hemenway &
               Barnes, 60 State Street, Boston, Massachusetts
               02109-1899
          d.   No such conviction
          e.   Not a party to any such proceeding
          f.   United States


Item 3.   Source of and Amount of Funds or Other consideration.
------    ----------------------------------------------------

          Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4.   Purpose of Transaction.
-------   ----------------------

          The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

          a. See items 11 and 13 of the cover page.

          b. (1) The undersigned individually owns 246 shares of the issuer's stock. In addition, the undersigned shares the voting and dispositive power as a co-trustee over 7,710 shares of the issuer's stock with George T. Shaw.

               (2)  (i)    George T. Shaw, Esq.;
                    (ii)   Hemenway & Barnes, 60 State
                           Street, Boston, MA  02109-1899;
                    (iii)  attorney and professional fiduciary;
                    (iv)   no such conviction;
                    (v)    not a party to any such proceedings; and
                    (vi)   United States.

          c.   None.

          d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

          e.   Not applicable.


Item 6.   Contracts, Arrangements, etc.
-------   -----------------------------


          There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7.   Materials to be Filed as Exhibits.
-------   ---------------------------------


          There are no relevant materials to be filed herewith.

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ George H. Kidder
                               -------------------------------
                               George H. Kidder


March 16, 1998